Exhibit 23.3
CONSENT OF INDEPENDENT BUSINESS VALUATION EXPERTS
February 13, 2008
MAKO Surgical Corp.
2555 Davie Road
Ft. Lauderdale, FL 33317
Ladies and Gentlemen:
In relation to an S-1 filing report being filed on or about February 13, 2008, we hereby consent to the inclusion of and reference to the name Taylor Consulting Group, Inc. and our reports, or information contained therein, prepared for MAKO Surgical Corporation dated March 19, 2007 and August 21, 2007.
Also, in relation to the aforementioned S-1 filing report, we hereby consent to the inclusion of and reference to the name Taylor Consulting Group, Inc. and our reasonableness memorandum, or information contained therein, prepared for MAKO Surgical Corporation dated March 1, 2007.
Sincerely,
Taylor Consulting Group, Inc.
/s/ Greg Ficery
Greg Ficery
Sr. Director